                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 Bradlees, Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)

                                    104499207
                                -----------------
                                 (CUSIP Number)

Mr. J. Ezra Merkin                         With a copy to:
Gabriel Capital, L.P.                      Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201                 Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                  919 Third Avenue
(212) 838-7200                             New York, New York 10022
                                           (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 26, 1999
                       ----------------------------------
                     (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.  104499207                          Page    2    of    7   Pages
           ---------                               -------      -----
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Gabriel Capital Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                       (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

     NUMBER OF         7       SOLE VOTING POWER
       SHARES

    BENEFICIALLY       8       SHARED VOTING POWER
     OWNED BY                         289,105

       EACH            9       SOLE DISPOSITIVE POWER
     REPORTING

      PERSON          10       SHARED DISPOSITIVE POWER
       WITH                           289,105


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    289,105

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        2.8%

14       TYPE OF REPORTING PERSON*
                        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 104499207                           Page    3    of     7    Pages
          ---------                                -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                       (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


      NUMBER OF        7       SOLE VOTING POWER
       SHARES                       195,967

    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                      289,105

       EACH            9       SOLE DISPOSITIVE POWER
     REPORTING                      195,967

      PERSON          10       SHARED DISPOSITIVE POWER
       WITH                         289,105

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    485,072

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.7%

14       TYPE OF REPORTING PERSON*
                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         This Amendment No. 6 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 4, 1999 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of March 16, 1999, Amendment No. 2 to the Schedule 13D relating to the event date of March 18, 1999, Amendment No. 3 to the Schedule 13D relating to the event date of March 23, 1999, Amendment No. 4 to the Schedule 13D relating to the event date of April 6, 1999 and Amendment No. 5 to the Schedule 13D relating to the event date of April 13, 1999, filed by Gabriel Capital Corporation (f/k/a Ariel Management Corp.), a Delaware corporation ("Gabriel Capital") and the Investment Advisor of Ariel Fund Limited, a Cayman Islands corporation, and J. Ezra Merkin, the General Partner of Gabriel Capital L.P., a Delaware limited partnership (collectively, the "Reporting Persons") relating to the Common Stock (the "Common Stock") of Bradlees, Inc. (the "Issuer"). The address of the Issuer is One Bradlees Circle, P.O. Box 9051, Braintree, MA 02184. Capitalized terms used herein shall have the meanings assigned thereto in the Schedule 13D.

Item 1.           Interest in Securities of the Issuer

                  (a) and (b) Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 289,105 shares of Common Stock issuable to Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 289,105 shares of Common Stock, or 2.8% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 195,967 shares of Common Stock issuable to Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 289,105 shares of Common Stock issuable to Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 485,072 shares of Common Stock, or 4.7% of the outstanding shares of Common Stock.

                  In addition, Gabriel and Gabriel Capital may be entitled to receive up to an additional 108,576 and 160,176 shares of Common Stock, respectively, in the Issuer's bankruptcy proceeding in exchange for $5,428,504 and $8,008,386 principal amount of trade claims, respectively.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 10,225,711 outstanding shares of Common Stock of the Issuer as of February 2, 1999, as reported in the Issuer's Prospectus dated February 24, 1999.

                  (c) The transactions in the Common Stock by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D are set forth on Annex A hereto.

                  (d)      Not Applicable.

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                  (e) The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on April 29, 1999.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GABRIEL CAPITAL CORPORATION

                                   By:  /s/ J. Ezra Merkin
                                        -------------------
                                        Name:  J. Ezra Merkin
                                        Title:  President


                                   /s/ J. Ezra Merkin
                                   ------------------
                                   J. EZRA MERKIN


Dated: April 30, 1999

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                                     Annex A

Purchases and Sales of Shares of Common Stock since the Filing of Amendment No. 5 to the Schedule 13D.

                                                           Number of Shares
                                                           ----------------

                                 Aggregate Share
                                 ---------------
       Date        Price Per Share       Amount       Ariel Fund       Gabriel
       ----        ---------------       ------       ----------       -------

    3/16/99(1)          3.00             3,422           2,040          1,382

    3/16/99(1)          3.00             3,574           2,130          1,444

    3/16/99(1)          3.00              251             150            101

    3/16/99(1)          3.00             52,396         31,228         21,168

    3/16/99(1)          3.00              277             165            112

    3/16/99(1)          3.00             2,462           1,467           995

    3/16/99(1)          3.00             1,276            760            516

    3/16/99(1)          3.00             4,522           2,695          1,827

    3/16/99(1)          3.00              783             467            316

    3/16/99(1)          3.00             62,790         37,423         25,367

    3/16/99(1)          3.00              402             240            162

    3/16/99(1)          3.00              856             510            346

    4/19/99(2)          5.141            20,000         11,920          8,080

    4/19/99(2)          5.625            30,000         17,880         12,120

    4/23/99(2)          5.75             50,000         29,800         20,200

    4/26/99(2)          6.05             10,000          5,960          4,040

    4/26/99(2)          6.00             50,000         29,800         20,200

    4/26/99(2)          6.05             90,000         53,640         36,360

    4/27/99(2)          6.888           147,600         87,970         59,630

    4/27/99(2)          6.875           105,000         62,580         42,420

    4/27/99(2)          6.888            13,000          7,748          5,252

    4/28/99(2)          6.95            100,000         59,600         40,400

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                                                        Number of Shares
                                                        ----------------
                                    Aggregate Share
                                    ---------------
       Date        Price Per Share       Amount      Ariel Fund      Gabriel
       ----        ---------------       ------      ----------      -------

    4/28/99(2)          6.953           355,000        211,580       143,420

    4/28/99(2)          7.125            80,000        47,680        32,320

    4/28/99(2)          7.00             8,900          5,304         3,596

    4/28/99(2)          7.125            30,000        17,880        12,120

    4/28/99(2)          7.125           100,000        59,600        40,400

    4/28/99(2)          7.102           162,500        96,850        65,650

    4/29/99(2)          7.2362          295,000        175,820       119,180

    4/29/99(2)          7.21875         255,000        151,980       103,020

    4/29/99(2)          7.2914           44,500        26,522        17,978



------------------------

(1) Distribution in bankruptcy with respect to trade claims, value based on Common Stock price on date of distribution.
(2)      Market sale.